January 30, 2025

Linda Wang
Chief Executive Officer
Akso Health Group
Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,
No. 44, Moscow Road, Qianwan Bonded Port Area
Qingdao Pilot Free Trade Zone, China (Shandong)

       Re: Akso Health Group
           Amendment No. 2 to Registration Statement on Form F-3
           Filed January 6, 2024
           File No. 333-277351
Dear Linda Wang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 17, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-3
Cover Page

1. We note your discussion regarding cash transfers throughout your organization.
       Please revise to state on the prospectus cover page, as you do on page 7, that you do not maintain cash management policies that dictate how funds are transferred. Provide a cross-reference to the discussion of this issue in the prospectus summary.
Prospectus Summary, page 1

2. Please revise to provide a summary of risk factors, and disclose the risks of your corporate structure and being based in or having the majority of the
company   s
 January 30, 2025
Page 2

       operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page number) to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. With each summary risk factor, please provide a cross-
       reference to the relevant individual detailed risk factor. In this regard, we note that you appear to have included a summary of risk factors section in the risk factors section on page 28 versus in the prospectus summary. Please relocate the summary of risk factors to the prospectus summary and ensure that it complies with the included guidance.
Permissions Required from the PRC Authorities for the Operations and Securities Offerings of PRC Subsidiaries and Consolidated Affiliated..., page 3

3. We note that you cite reliance on the Hebei Changjun Law Firm as counsel for your conclusions regarding permissions and approvals to operate your businesses in China and to conduct this offering. Please file a consent of Hebei Changjun Law Firm as an exhibit.
Corporate Structure, page 17

4.     We note your disclosure that you own 51% and 50%, respectively, of We
Healthy
       Limited (Hong Kong) and Tianjin Wangyi Cloud Technology Co., Ltd. Please revise the chart or add footnote disclosure to identify the persons or entities that own the remaining equity of each entity.
Enforceability of Civil Liabilities, page 99

5. Please revise this section to identify the directors, officers, or members of senior management who are nationals or residents of the PRC. Please also provide a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.
Item 10. Undertakings, page II-2

6. We note your response to prior comment 2 and reissue in part. We note your annotation and footnote in the exhibit index that you intend to rely on Section
       305(b)(2) of the Trust Indenture Act. Please also revise to include the undertaking contained in Item 512(j) of Regulation S-K.
 January 30, 2025
Page 3

       Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Joan Wu